Exhibit 99.(k)(7)

FORM OF FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) dated as of                     , 2014, by and between StoneCastle Asset Management LLC (the “Advisor”) and StoneCastle Financial Corp. (the “Company”).

WHEREAS, the Advisor has entered into a Management Agreement, dated as of November 1, 2013, with the Company, whereby the Advisor provides certain investment advisory services to the Company (the “Management Agreement”);

WHEREAS, the Advisor desires to enter into this Agreement for the period ended August 31, 2015 beginning on the date of the close of the follow-on public offering (the “Offering”) of shares of common stock (of the Company contemplated by the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission (1933 Act File No. 333-197689) (the “Registration Statement”);

WHEREAS, the Advisor understands and intends that: (i) the Company will rely on this Agreement in preparing the Registration Statement and in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; (ii) only the Company may terminate this Agreement; and (iii) that the Company is expressly permitted to do the foregoing; and

WHEREAS, all of the stockholders of the Company will benefit from the waiver of certain fees contemplated hereunder that might otherwise become due and payable to the Advisor;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.                                      Fee Waiver.

a.              During the period beginning on the date of close of the Offering (the “Closing Date”) and ending on August 31, 2015 (the “Fee Waiver Period”), the Advisor hereby agrees to reduce its management fee by waiving the portion of its management fee by an amount equal to the management fee that would be payable in respect of the net proceeds from the Offering.   This fee waiver shall reduce the total management fee paid by the Company to the Advisor with respect to all shares.  “Base Management Fee” has the same meaning assigned to that term in the Management Agreement.  At the end of each quarter, the amount of the fees waived by the Adviser under this Agreement (the “Waiver Amount”) shall be calculated as follows:  The dollar amount of the Base Management Fee for such quarter multiplied by the quotient of (a) the number of shares issued in connection with the Offering divided by (b) the number of shares of the Company outstanding at the end of the quarter.

b.              The Waiver Amount will be reduced by the Waiver Reduction Amount (defined below) for any quarter in which “Net Increase in Net Assets” (defined below) exceeds the amount of distributions paid to stockholders of the Company for such calendar quarter (the “Excess Net Increase in Net Assets”). “Net Increase in Net

Assets” shall mean the sum of (i) the Company’s net investment income, (ii) net realized gains/losses (whether short-term or long-term), and (iii) other distributions paid to the Company on account of the Company’s investments (to the extent such amounts are not included in clauses (i) and (ii) above).  If applicable, the reduction in the Waiver Amount for any calendar quarter shall equal the lesser of (i) the Excess Net Increase in Net Assets in such calendar quarter and (ii) the amount of all waived fees made by the Advisor to the Company for such quarter (the “Waiver Reduction Amount”).

c.               The Company shall promptly notify the Advisor of the amount of the fee waiver after the deduction of the Waiver Reduction Amount (“Waived Fees”) and shall deduct the Waived Fees from the amount, if any, otherwise due and payable by the Company to the Advisor pursuant to the terms of the Management Agreement for the applicable quarter. If the amount owed by the Company to the Advisor pursuant to the Management Agreement exceeds the Waived Fees, the Company shall pay any such excess amount to the Advisor in accordance with the terms of the Management Agreement.  Waived Fees will be prorated for the initial quarter and the last quarter based on the number of calendar days this Agreement is in effect during such quarters.

2.                                      No Recoupment.  While the Waiver Amount for a calendar quarter may be reduced as set forth in paragraph 1(b) above, the Advisor is not entitled to reimbursement of fees waived in prior calendar quarters.

3.                                      Term and Termination of Agreement. This Agreement shall become effective on the Closing Date. Once effective, this Agreement shall remain in effect until August 31, 2015, unless otherwise terminated pursuant to paragraph 3(a) hereof.

a.              Termination of Agreement. This Agreement may be terminated by the Company upon written notice to the Advisor.  This Agreement shall automatically terminate on August 30, 2015 or in the event of (i) the termination by the Company of the Management Agreement or (ii) the dissolution or liquidation of the Company.

4.                                      Miscellaneous.

a.              Headings. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

b.              Interpretation. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). To the extent that the applicable laws of the State of New York or any of the provisions herein, conflict with the applicable provisions of the 1940 Act or the Advisers Act, the latter shall control. Further, nothing herein contained shall be deemed to require the Company to take any action contrary to the Company’s Amended and Restated Certificate of Incorporation or Amended and Restated By-Laws, as each may be amended or restated, or to relieve or deprive the board of its oversight of the affairs of the Company.

c.               Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

d.              Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto, and supersedes all prior agreements or understandings (whether written or oral), with respect to the subject matter hereof.

e.               Amendments and Counterparts. This Agreement may only be amended by mutual written consent of the parties. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall, together, constitute only one instrument.

IN WITNESS WHEREOF, the parties have caused this Fee Waiver Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

StoneCastle Asset Management LLC

By:
Name:
Title:

StoneCastle Financial Corp.

By:
Name:
Title: